EXHIBIT 12.1

NV ENERGY, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

EARNINGS AS DEFINED:

Net Income (Loss)	$35,225	$(3,861)	$182,936	$208,887	$197,295	$279,792	$86,137
Income Taxes	18,151	(1,821)	75,451	95,354	87,555	145,605	43,118
Fixed Charges	176,486	182,767	360,896	335,868	310,876	336,024	319,654
Capitalized Interest (allowance for borrowed funds used during construction)	(10,864)	(12,168)	(20,229)	(29,527)	(25,967)	(17,119)	(24,691)
Preferred Stock Dividend Requirement	-	-	-	-	-	(3,602)	(6,000)
Total	$218,998	$164,917	$599,054	$610,582	$569,759	$740,700	$418,218

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$176,486	$182,767	$360,896	$335,868	$310,876	$332,422	$313,654
Preferred Stock Dividend Requirement	-	-	-	-	-	3,602	6,000

Total	$176,486	$182,767	$360,896	$335,868	$310,876	$336,024	$319,654

RATIO OF EARNINGS TO FIXED CHARGES	1.24	-	1.66	1.82	1.83	2.20	1.31

DEFICIENCY	$-	$17,850	$-	$-	$-	$-	$-

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represents net income or (loss) adjusted for income taxes (benefits) and fixed charges excluding capitalized interest.  For the years ended December 31, 2006 and 2005, “Earnings” represents net income or (loss) adjusted for pre-tax preferred stock dividend requirement of SPPC income taxes and fixed charges excluding capitalized interest.  “Fixed charges” represent the aggregate of interest charges on long-term debt (whether expensed or capitalized), the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirement of SPPC.